Exhibit 4.10

DESCRIPTION OF THE COMPANY’S COMMON STOCK

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Cogent Communications Holdings, Inc. (“our,” “we” or the “Company”)  has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.001 per share (“Common Stock”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to our Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to our Annual Report on Form 10-K. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware, particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 75,000,000 shares of Common Stock and 10,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights with respect to the election of directors.

Dividend Rights

Subject to the rights of holders of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds lawfully available for the payment of dividends.

Liquidation Rights

Upon liquidation or dissolution of the Company, subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders after the payment of all debts and obligations .

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.  Holders of Common Stock having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereof were present and voted may act by written consent.

Listing

The Common Stock is traded on The NASDAQ Global Select Market under the trading symbol “CCOI.”